UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


	Exelixis, Inc.

	(Name of Issuer)

	Common Stock

	(Title of Class of Securities)

	30161Q104

	(CUSIP Number)

	December 31, 2012

	(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[   ]Rule 13d-1(b)

	[ X ]Rule 13d-1(c)

	[   ]Rule 13d-1(d)


-------------------------------------------------------------


CUSIP No. 30161Q104


1.Names of Reporting Persons.

   (i)	Meditor Group Ltd.
   (ii)	Meditor European Master Fund Ltd.

  I.R.S. Identification Nos. of above persons (entities only).

   (i)	.................
   (ii) .................


2.Check the Appropriate Box if a Member of a Group (See Instructions)

	[   ](a)

	[   ](b)


3.SEC Use Only





4.Citizenship or Place of Organization

   (i)	Bermuda
   (ii)	Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:

5.Sole Voting Power

   (i) 	.........
   (ii) .........


6.Shared Voting Power

   (i)	12,000,000
   (ii)	12,000,000



7.Sole Dispositive Power

   (i)	.........
   (ii) .........


8.Shared Dispositive Power

   (i) 	12,000,000
   (ii)	12,000,000


9.Aggregate Amount Beneficially Owned by Each Reporting Person

   (i) 	12,000,000
   (ii)	12,000,000


10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares


	[   ]


11.Percent of Class Represented by Amount in Row (9)

   (i)	6.5%
   (ii) 6.5%


12.Type of Reporting Person (See Instructions)

   (i) 	CO
   (ii)	CO


-------------------------------------------------------------


Item 1.

(a) Name of Issuer

	Exelixis, INC.


(b) Address of Issuer's Principal Executive Offices

    210 East Grand Avenue, PO Box 111, South San Francisco CA 94038-0511


Item 2.

(a) Name of Person Filing

   (i)	Meditor Group Ltd.
   (ii) Meditor European Master Fund Ltd.


(b) Address of Principal Business Office or, if none, Residence

   (i) 	79 Front Street, Hamilton, Bermuda
   (ii) 6 Front Street, Hamilton, Bermuda


(c) Citizenship

   (i) 	Bermuda
   (ii) Bermuda


(d) Title of Class of Securities

   	Common Stock


(e) CUSIP Number

   	30161Q104


Item 3.

	Not applicable.


Item 4. Ownership.

(a) Amount beneficially owned:

   (i)	12,000,000
   (i)	12,000,000


(b) Percent of class:

   (i) 	6.5%
   (ii)	6.5%


(c) Number of shares as to which the person has:


(i) Sole power to vote or to direct the vote

   (i)	.........
   (ii) .........


(ii) Shared power to vote or to direct the vote

   (i)	12,000,000
   (ii)	12,000,000


(iii) Sole power to dispose or to direct the disposition of

   (i)	.........
   (ii) .........


(iv) Shared power to dispose or to direct the disposition of

   (i)	12,000,000
   (ii)	12,000,000


Item 5. Ownership of Five Percent or Less of a Class

	Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Meditor European Master Fund Ltd., an investment management client of Meditor Group Ltd., has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities identified herein.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

	Not applicable.


Item 8. Identification and Classification of Members of the Group

	Not applicable.


Item 9. Notice of Dissolution of Group

	Not applicable.


Item 10. Certification

	By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


	January 25, 2013


	Meditor Group Ltd.

     By	P. Gracey (Director)


	Meditor European Master Fund Ltd.

     By	T. Shakerchi (Director)

=============================================================================

JOINT FILING AGREEMENT

	The undersigned each hereby agree to the joint filing of statements on Schedule 13G (and amendments thereto) relating to the common stock of Exelixis, Inc.


	January 25, 2013


	Meditor Group Ltd.

     By	P. Gracey (Director)


	Meditor European Master Fund Ltd.

     By	T. Shakerchi (Director)